UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                             (AMENDMENT NO. 25)

                 Under the Securities Exchange Act of 1934

                      BAAN COMPANY N.V. IN LIQUIDATIE
                              (Name of Issuer)

                Common Shares, par value NLG 0.06 per share
                       (Title of Class of Securities)


                                NO 8044 10 4
                               (CUSIP Number)

                               Victoria Hull
                                Invensys Plc
                               Invensys House
                               Carlisle Place
                       London SW1P1BX United Kingdom
                              44 20 7834 3848

                                  Copy to:

                              Sanford Krieger
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, NY 10004-1980
                               (212) 859-8000

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               June 21, 2002
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.  NO 8044 10 4

1        NAME OF REPORTING PERSON                                 INVENSYS PLC
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [  ]
                                                              (b)  [  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS                                      WC/BK

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION         England and Wales

                                         7        SOLE VOTING POWER
                                                  0

NUMBER OF SHARES BENEFICIALLY            8        SHARED VOTING POWER
OWNED BY EACH REPORTING PERSON                    225,400,320
WITH
                                         9        SOLE DISPOSITIVE POWER
                                                  0

                                         10       SHARED DISPOSITIVE POWER
                                                  225,400,320

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                  225,400,320

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                [  ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*     84.3%

14       TYPE OF REPORTING PERSON        OO    (public limited company
                                                organized under the laws
                                                of England and Wales)

* Based on 267,338,018 common shares of Baan Company N.V. in liquidatie outstanding.

CUSIP No.  NO 8044 10 4

1        NAME OF REPORTING PERSON                     INVENSYS HOLDINGS LIMITED
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [  ]
                                                              (b)  [  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS                                       WC/BK/AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [    ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION         England and Wales

                                         7        SOLE VOTING POWER
                                                  0

NUMBER OF SHARES BENEFICIALLY            8        SHARED VOTING POWER
OWNED BY EACH REPORTING PERSON                    225,400,320
WITH
                                         9        SOLE DISPOSITIVE POWER
                                                  0

                                         10       SHARED DISPOSITIVE POWER
                                                  225,400,320

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                  225,400,320

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                [  ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*     84.3%

14       TYPE OF REPORTING PERSON        OO    (public limited company
                                                organized under the laws
                                                of England and Wales)

* Based on 267,338,018 common shares of Baan Company N.V. in liquidatie outstanding.

                      AMENDMENT NO. 25 TO SCHEDULE 13D

          This Amendment No. 25 to Schedule 13D supplements, amends and relates to information in the Schedule 13D originally filed on June 19, 2000, as amended (the "Schedule 13D"), by the Reporting Persons (as defined therein).

          Capitalized terms used in this Amendment No. 25 to Schedule 13D, but not otherwise defined, have the meanings ascribed to them in the
Schedule 13D. The Schedule 13D is supplemented and amended by this Amendment No. 25 as follows:

ITEM 2:   IDENTITY AND BACKGROUND.
          -----------------------

          This Amendment No. 25 updates, as of June 21, 2002, information with respect to the directors and executive officers of Parent and Offeror as set forth on Schedule I attached to the Schedule 13D by amending and restating Schedule I in its entirety in the form of Schedule I attached to this Amendment No. 25.

ITEM 5:   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          Item 5(a)-(c) is hereby amended and restated as set forth below in full:

          " (a) As of June 21, 2002, the Reporting Persons beneficially own 225,400,320 Shares of the Company which represent in the aggregate approximately 84.3% of the outstanding Shares.

          (b) Offeror has the direct power to vote and direct the disposition of Shares held by it. By virtue of Parent's ownership and control of Offeror, it may be deemed to share the indirect power to vote and direct the disposition of the Shares held by Offeror.

          (c) Schedule II sets forth transactions in the Shares effected by the Reporting Persons in the last 60 days. To the best of knowledge of the Reporting Persons, no person listed on Schedule I has had transactions in the Shares in the last 60 days."

                                 SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  June 24, 2002


                                         INVENSYS HOLDINGS LIMITED

                                         By:  /s/ J R W Clayton
                                            ----------------------------------
                                            Name:   J R W Clayton
                                            Title:  Director



                                         INVENSYS PLC

                                         By:  /s/ J R W Clayton
                                            ----------------------------------
                                            Name:   J R W Clayton
                                            Title:  Secretary

                                SCHEDULE I.

           Directors and Executive Officers of Parent and Offeror



     The names and ages of the directors and executive officers of Parent and Offeror, and their present principal occupations, are set forth below. The business address of each individual is Carlisle Place, London SW1P 1BX England and, unless otherwise indicated, each individual is a citizen of the United Kingdom.

                                   PARENT


NAME AND AGE                            PRESENT PRINCIPAL OCCUPATION OR
                                        EMPLOYMENT WITH PARENT; MATERIAL
                                        POSITIONS HELD DURING THE
                                        PAST FIVE YEARS
------------------------------------------------------------------------------

Lord Marshall of Knightsbridge (68)     Chairman since June 1998 and Deputy
                                        Chairman from January 1998 until
                                        June 1998. Member of the Board of
                                        BTR plc since November 1999.
                                        Chairman of British Airways Plc
                                        since 1993. Previously Chairman of
                                        Inchcape plc until June 2000 and
                                        Deputy Chairman of British
                                        Telecommunications Public Limited
                                        Company until July 2001.
                                        Non-Executive Director of HSBC
                                        Holdings plc. President of the
                                        Confederation of British Industry
                                        from May 1996 until July 1998.
                                        Member of the Board of the New York
                                        Stock Exchange from June 1994 to
                                        May 2000.

Richard Haythornthwaite (45)            Member of Board of Directors since
                                        July 2001 and appointed Chief
                                        Executive October 1, 2001. Member
                                        of Board of Directors of Cookson
                                        Group plc since November 1999,
                                        Imperial Chemical Industries PLC
                                        since February 2001 and Lafarge SA
                                        since September 2001. Chief
                                        Executive Officer of Blue Circle
                                        Industries plc from July 1999 until
                                        July 2001. Corporate and Commercial
                                        Director of Premier Oil plc from
                                        1995 until 1997.

Kathleen O'Donovan (45)                 Member of Board of Directors and Chief
                                        Financial Officer since February
                                        1999. Member of Board of Directors
                                        of BTR plc since July 1991 and
                                        Finance Director of BTR plc from
                                        July 1991 until February 1999.
                                        Member of the Court of The Bank of
                                        England since August 1999 and
                                        Non-executive Director of EMI plc
                                        since November 1997.

Robert Bauman (71)(FN1)                 Non-executive Director since February
                                        1999. Member of Board of Directors
                                        of BTR plc since October 1997 and
                                        Chairman of BTR plc from May 1998
                                        until February 1999. Member of
                                        Board of Directors of Morgan
                                        Stanley since May 1997. Chief
                                        Executive of SmithKline Beecham plc
                                        from July 1989 until April 1994.
                                        Chairman of British Aerospace plc
                                        from May 1994 until April 1998.


-------------------------------
(FN1) Citizen of the United States.


Sir Philip Beck (67)                    Member of Board of Directors since
                                        October 1991, Chairman from March
                                        1998 until June 1998 and Deputy
                                        Chairman from June 1998 until
                                        February 1999. Chairman of
                                        Railtrack PLC from July 1999 to
                                        July 2001. Member of Board of
                                        Directors of Delta Public Limited
                                        Company since August 1994. Member
                                        of Board of Directors of Kitagawa
                                        Europe Limited since June 1990.
                                        Chairman of John Mowlem and Company
                                        PLC until 1995.

Rolf Borjesson (59)(FN2)                Member of Board of Directors since
                                        July 1998. Chief Executive and
                                        Managing Director of Rexam PLC
                                        since July 1996. Non-executive
                                        Director of Midway Holding AB since
                                        May 1995 and Copenhagen Airports
                                        A/S since April 2002. Chief
                                        Executive of PLM AB from March 1988
                                        until June 1996.

Larry E. Farmer (62)(FN3)               Non-executive Director since March
                                        2002. Non-executive Director of
                                        Digital Steps Energy Limited since
                                        December 2001. Chief Executive and
                                        President of Brown & Root Energy
                                        between 1999 and 2000. Prior to
                                        retiring in December 2001, was
                                        Chief Executive of Haliburton Brown
                                        & Root Limited.

-------------------------------
(FN2) Citizen of Sweden.
(FN3) Citizen of the United States.


Sir Graham Hearne CBE (64)              Non-executive Director since February
                                        1999. Member of Board of Directors
                                        of BTR plc since June 1998. Formerly
                                        Chairman and previously Chief
                                        Executive of Enterprise Oil plc.
                                        Chairman of Novar plc since July
                                        1999 and Deputy Chairman of
                                        Gallagher Group plc since May 1997.
                                        Non-executive Director of N.M.
                                        Rothschild & Sons Limited since
                                        1970 and Seascope Shipping Holdings
                                        PLC since October 1999.

Simon Robertson (61)                    Non-executive Director since February
                                        1999. Member of Board of Directors
                                        of BTR plc since March 1997.
                                        Managing Director of Goldman Sachs
                                        International. Former Chairman of
                                        Kleinwort Benson Group plc which he
                                        joined in 1963. Non-executive
                                        Director of Inchcape plc since May
                                        1996 and Berry Bros. & Rudd since
                                        June 1998.

Regina Hitchery (52)                    Senior Vice President and Director of
                                        Human Resources and Group Services
                                        since September 1999. Responsible
                                        for human resources, environment,
                                        health and safety, group estates
                                        and IT services. Before joining the
                                        Group, held a number of senior
                                        human resource positions within
                                        United Technologies Corporation.

Bob Hitt (45)                           Appointed October 2000 as Division
                                        Chief Executive of Automation
                                        Systems, is now Chief Operating
                                        Officer of the Industrial
                                        Components and Systems division.
                                        Previously President of Climate
                                        Controls and General Manager for
                                        Appliance Control. Before joining
                                        Siebe in 1994, he held
                                        manufacturing, quality and
                                        engineering roles at Federal Mogul
                                        and Texas Instruments.

Victoria Hull (40)                      Senior Vice President and General
                                        Counsel since July 2001.
                                        Responsible for legal and company
                                        secretarial functions for the
                                        Group. Previously General Counsel,
                                        Company Secretary and Executive
                                        Director of Telewest Communications
                                        plc. Prior to that, a solicitor
                                        with Clifford Chance LLP.

Teri Johnson (41)                       Appointed Senior Vice President,
                                        Customer Development in April 2002.
                                        Currently working in collaboration
                                        with the business units to enhance
                                        the Group's customer relationships
                                        and increase solutions-based
                                        selling and has responsibility for
                                        pricing policies and customer care.
                                        Joined the Group on assignment from
                                        IBM.

Dan Leff (42)                           Appointed Chief Operating Officer of
                                        Energy Management division in May
                                        2002. Previously Chairman and Chief
                                        Executive Officer of the Energy
                                        Services division of Enron
                                        Corporation, appointed to that
                                        position in late December 2001
                                        following the company's filing for
                                        chapter 11 bankruptcy. Before
                                        joining Enron, he founded, built
                                        and operated his own energy
                                        services company addressing
                                        commercial and industrial customers
                                        in the US. In total, has spent over
                                        20 years in the integrated energy
                                        services sector.

Ed Mulvey (47)                          Appointed Senior Vice President for
                                        Service Delivery in June 2002.
                                        Reponsible for providing the
                                        structure to support world class
                                        standards of customer satisfaction
                                        and drive innovation for the
                                        Group's service businesses
                                        globally. Previously Vice
                                        President, Strategy and eBusiness,
                                        Aerospace Services at Honeywell and
                                        held senior positions with
                                        Cambridge Technology Partners,
                                        Interactive Solutions and AT&T.

Roderick Powell (54)                    Appointed January 2000 as Division
                                        Chief Executive of Control Systems
                                        and is now Senior Vice President of
                                        Group Development with
                                        responsibility for the performance
                                        framework, IT and technology
                                        strategy. Before joining the Group
                                        in 1998, he held senior management
                                        positions with ICL and Texas
                                        Instruments.

Leo Quinn (45)                          Appointed Chief Executive of Software
                                        Systems division in October 2002
                                        and is now Chief Operating Officer
                                        of the Production Management
                                        division. Previously President for
                                        Europe, Middle East and Africa at
                                        Tridium Inc, prior to which he
                                        spent 17 years at Honeywell,
                                        holding a number of senior
                                        positions in operations and
                                        planning.

Victoria Scarth (50)                    Senior Vice President, Group
                                        Marketing and Communications since
                                        July 2000. Responsible for
                                        internal, external and investor
                                        communications and Group marketing.
                                        Previously held a number of senior
                                        positions with Premier Farnell plc,
                                        covering both staff and operational
                                        responsibilities.

Shelley Stewart (49)                    Appointed Senior Vice President of
                                        Supply Chain Management in December
                                        2001. Responsible for driving
                                        improvements in the efficiency of
                                        the Group's purchasing and supply
                                        performance. Previously Vice
                                        President of Supply Chain
                                        Management for Raytheon Company.
                                        Prior to which he spent 18 years at
                                        United Technologies Corporation
                                        holding a number of senior
                                        positions.

Alex Tregellas (41)                     Appointed Strategy Project Director
                                        in November 2001 and is currently
                                        Director, Change Management.
                                        Responsible for ensuring that the
                                        issues and processes around change
                                        are carefully considered and
                                        managed. Previously ran his own
                                        company specialising in business
                                        development and strategy in the
                                        energy sector and held senior
                                        positions at BT and Premier Oil.

                         INVENSYS HOLDINGS LIMITED

                      DIRECTORS AND EXECUTIVE OFFICERS


R P A Coles (59)                        Member of Board of Directors since
                                        April 1994. Secretary of the
                                        Company from 1991 to February 2000.
                                        Group Senior Counsel of Ultimate
                                        Parent since February 1999 and
                                        Director of Legal Affairs and
                                        Company Secretary of Ultimate
                                        Parent until November 1999.

John Clayton (51)                       Member of Board of Directors since
                                        August 2000. (See employment
                                        details above.)

Adam Cochrane (44)                      Member of Board of Directors since
                                        May 2001. Appointed Deputy Chief
                                        Financial Officer of Ultimate
                                        Parent on November 8, 2000.
                                        Divisional Finance Director for
                                        Burmah Castrol plc until November
                                        2000.

Rachel Spencer (36)                     Member of the Board of Directors
                                        since August 2000. Deputy Secretary
                                        of Ultimate Parent since February
                                        1999. From September 1989 to
                                        February 1999, held various Company
                                        Secretarial positions within BTR
                                        plc.

Invensys Secretaries Limited            Corporate Secretary of the Company
                                        since February 2000.

                                SCHEDULE II.

                    Transactions in Shares of the Issuer


All transactions listed below are purchases by Invensys Holdings Limited and were made on the Euronext Amsterdam N.V. in connection with the exit offer described in Item 4. The information listed in this Schedule II is based on reports from Offeror's broker on the Euronext and is subject to confirmation upon settlement.


                                             Approximate Price Per Share (euro)
    Date         No. of Shares Purchased        (exclusive of commissions)
    ----         -----------------------        --------------------------
    6/19/02                982,244                        2.85
    6/20/02                  4,626                        2.85
    6/21/02              5,193,556                        2.85